Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES PRIVATE PLACEMENT OF $7.6 MILLION OF SERIES A NOTES

Tel Aviv, Israel, June 19, 2009, Elbit Imaging Ltd. (TASE: EMIT, NASDAQ: EMITF) announced today the completion of a private placement of approximately $7.6 million principal amount of its Series A Notes (the “Notes”).

The Notes mature in 2014, will be linked to the Israeli consumer price index and will make semi-annual payments of principal and interest at the rate per annum of 6%, linked to the Israeli consumer price index.

The Notes have been approved for listing on the Tel Aviv Stock Exchange, but initial re-sales are restricted by applicable securities laws.

The private placement was offered to Israeli investors pursuant to Regulation S under the U.S. Securities Act of 1933. The Notes have not been registered under the Securities Act and may not be offered or sold in the United States or to U.S. persons unless they are registered under the Securities Act or an exemption from registration is available. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities. The principal amount of the Notes is presented herein in U.S. dollars for convenience only, based on current exchange rates between the New Israeli Shekel and the U.S. dollar.

About Elbit Imaging Ltd.

The activities of Elbit Imaging Ltd. are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) Hotel ownership, operation, management and sale, primarily in major European cities, through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; (iv) Initiation, construction and sale of residential projects and other mixed-use real property projects, predominantly residential, located in Eastern Europe and in India; and (v) Other activities consisting of the distribution and sale of fashion retail in Israel and accessories through its wholly-owned subsidiary, Elbit Trade & Retail Ltd., venture-capital investments and investments in hospitals and farm and dairy plants in India, which are in preliminary stages.

The credit ratings of our notes are subject to change from time to time as a result of economic conditions, as well as certain other risk factors relating to the us which are detailed from time to time in our filings with the Securities and Exchange Commission including, without limitation, our Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki, President	Mor Dagan
Elbit Imaging Ltd.	Investor Relations
(972-3) 608-6000	Tel:+972-3-516-7620
syitzhaki@elbitimaging.com	mor@km-ir.co.il

Dudi Machluf, CFO
Elbit Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000 Fax: +972-3-608-6054